UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Hartford Financial Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

416515104

(CUSIP Number)

Stuart L. Merzer

General Counsel & Chief Compliance Officer

Paulson & Co. Inc.

1251 Avenue of the Americas

New York, New York 10020

(212) 956-2221

with a copy to:

Scott J. Davis

Mayer Brown LLP

71 S. Wacker Drive

Chicago, IL 60606

(312) 701-7311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416515104

1.	Names of Reporting Persons. Paulson & Co. Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: State of Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 37,540,676 (See Notes 1 and 2 to Item 5 below)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 37,540,676 (See Notes 1 and 2 to Item 5 below)
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,540,676 (See Notes 1 and 2 to Item 5 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 8.4%
14.	Type of Reporting Person (See Instructions): IA

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock (“Common Stock”) and warrants to purchase Common Stock expiring June 26, 2019 (“Warrants”) of The Hartford Financial Services Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Hartford Plaza, 690 Asylum Drive, Hartford, Connecticut 06155.

Item 2.	Identity and Background

(a) NAME

Paulson & Co. Inc. (the “Reporting Person”)

(b) RESIDENCE OR BUSINESS ADDRESS

1251 Avenue of the Americas, New York, New York 10020

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Reporting Person, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and separate managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”). John Paulson is the President and sole Director of the Reporting Person.

Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Exhibit I attached hereto.

(d), (e) CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f) CITIZENSHIP

The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock and the Warrants reported herein by the Reporting Person was derived from available capital of the Funds managed by the Reporting Person, and a total of approximately $927,773,967 was paid to acquire such shares and Warrants.

Item 4.	Purpose of Transaction

The Reporting Person has had discussions or communications with the Issuer’s management and board of directors, and has made public statements, relating to the Issuer’s possible spin-off of its property and casualty insurance business. The Reporting Person expects to begin having such discussions or communications with shareholders relating to this matter and to continue having such discussions or communications with the Issuer’s management and board of directors and to continue making such public statements.

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The Reporting Person reserves the right to formulate any plans or proposals regarding the Issuer or any of its securities that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (including but not limited to acquiring or causing to be acquired, or disposing of, or causing to be disposed of, securities of the Issuer), to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors; provided, however, that the Reporting Person does not currently have an intent to engage in a control transaction or any contested solicitation for the election of directors. The Reporting Person may communicate with the Issuer’s management or board of directors, or with other shareholders or third parties, to discuss any plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) Amount beneficially owned: 37,540,676 (See Notes 1 and 2)

Percent of class: 8.4%

(b) Number of shares of Common Stock and number of Warrants as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 37,540,676 (See Notes 1 and 2)

(ii)	Share power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct disposition of: 37,540,676 (See Notes 1 and 2)

(iv)	Shared power to dispose or direct the disposition of: 0

(c) The following table sets forth all transactions with respect to the Common Stock of the Issuer effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 5:00 p.m., New York City time, on February 13, 2012. All such transactions were effected in the open market. Purchase and sale transactions for the same quantities of shares on a given day typically reflect rebalancing of positions among the various Funds based on their relative capital levels, which may change from time to time.

Date of Transaction	Amount of Securities	Price Per Share	Type of Transaction
2/7/2012	86,875	$19.1919	Buy
2/7/2012	86,875	$19.1874	Sell
2/7/2012	18,147	$19.1649	Buy*
2/7/2012	193,927	$19.1907	Buy
2/7/2012	212,074	$19.1816	Sell
1/11/2012	39,732	$17.9107	Buy
1/11/2012	39,732	$17.9017	Sell
1/9/2012	138,500	$16.7076	Buy
1/9/2012	138,500	$16.7018	Sell
1/5/2012	110,410	$16.7505	Buy
1/5/2012	110,410	$16.7405	Sell
1/5/2012	21,500	$16.7573	Buy*
1/5/2012	38,900	$16.7501	Buy
12/16/2011	146,763	$15.7177	Buy
12/16/2011	146,763	$15.6965	Sell

*	Indicates swaps transaction.

(d) Not applicable.

(e) Not applicable.

Note 1: The amount listed consists of 37,470,676 shares of Common Stock and 70,000 Warrants. In addition, the Funds currently hold cash-settled swaps positions relating to an additional 221,424 shares of Common Stock and 3,251,000 Warrants, but because neither the Reporting Person nor the Funds have any power to vote, to direct the vote, to dispose or to direct the disposition of the shares of Common Stock and Warrants that its counterparty may hold in connection with such swaps positions, such shares of Common Stock and Warrants are not included in the amount listed in Item 5.

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Note 2: The Reporting Person, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, the Reporting Person possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. The Reporting Person disclaims beneficial ownership of such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit I:	Instruction C Person Information

Exhibit II:	Letter sent to management and the board of directors of the Issuer on February 14, 2012.

Exhibit III:	Materials sent to management and the board of directors of the Issuer on February 14, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012
PAULSON & CO. INC.

	By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

EXHIBIT I

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson & Co. Inc.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	President and Sole Director	1251 Avenue of the Americas New York, NY 10020	United States
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020	United States
Stuart Merzer	General Counsel	1251 Avenue of the Americas New York, NY 10020	United States
Andrew Hoine	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Charles Murphy	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Michael Waldorf	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Keith Hannan	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States

Investment Management
1251 Avenue of the
Americas 50th Floor

New York, NY 10020 USA

February 14, 2012

Mr. Liam E. McGee

Chairman, President and Chief Executive Officer

The Hartford Financial Services Group, Inc.

One Hartford Plaza

Hartford, CT 06155

Dear Liam:

We appreciate the opportunity to have a dialogue with you on the significant benefits to be achieved through a tax-free spinoff of Hartford’s P&C business. As the largest investor in the Company for the past year, we have done exhaustive research on the challenges and opportunities of The Hartford and believe that a spinoff would produce an increase in value for Hartford shareholders of 40 – 60%+ above the unaffected share price. This valuation range is also consistent with Goldman Sachs’ estimate of a valuation enhancement on the order of 70%.

Stated simply, the spin-off would:

•	Create two pure play insurance companies – one in life and one in P&C – whose management is focused solely on each companies’ own strategies, distribution channels and capital requirements.

•

Enable each of the respective companies to achieve a multiple consistent with its industry, which, for the property casualty business, would mean a multiple of approximately 1.1x book value versus Hartford’s current multiple of 0.4x — the lowest of any major US insurance company.

•	Reduce complexity, which limits sell-side coverage and investor interest.

Given the extremely poor performance of Hartford’s stock and the fact that Hartford trades at lower valuation multiples than any of its US insurance peers, addressing these issues should be Hartford’s highest priority. That is why we were disappointed that management, on the February 8th earnings call, only addressed the potential “challenges” of a separation. Not only do we believe that you underestimate the potential value that would be created by a spin, the “challenges” you describe are both over-rated and readily manageable.

We shared our view regarding the benefits of a tax-free P&C spinoff initially in November 2011 and again in December 2011. As part of our analysis, we considered all other strategic alternatives including share buybacks, the sales of individual businesses, the sale or IPO of minority stakes in Life and/or P&C, and others, but none of these came close to the dramatic increase in shareholder value to be created by a spinoff. For your reference, we have updated and attached the slides we previously sent to your Board.

1

Significant Underperformance Could Be Reversed through Spinoff

Prior to the discussion of strategic alternatives on the February 8th earnings call, Hartford’s shares stood at 44% of book value – a huge discount to its closest P&C peers (1.1x on average) and closest Life peers (0.8x on average) and the lowest of any major US insurance company.

Investor dissatisfaction with Hartford’s current direction is reflected in your stock performance. Hartford’s share price fell by 38% in 2011 while P&C peers rose by 14%, and even declined more than Life peers which fell 23%.

2

The main, but not the only, reason for Hartford’s low multiple is because the company combines both a Life and P&C business together. Although P&C companies trade at higher multiples than life companies, by keeping the two together, Hartford trades at the lower life multiples.

If P&C and Life were separately traded, we believe the two companies would be valued at a combined $32 per share, resulting in immediate share price appreciation of more than 60% above the $19.12 price on February 7th before Hartford’s fourth quarter earnings call. A tax-free spinoff of 100% of P&C would create both pure play P&C and Life companies that would be easier to understand and benchmark against their peers. It would immediately attract P&C investors and P&C analyst coverage.

		2012 (1)				If-quoted value
	4Q11	Core		If-quoted	Implied
	BV ex AOCI	Earnings	ROE	P/BV (3)	P/E	Total	Per share
P&C	9,851	841
Net debt (2)	(2,200)	(94)
Corp. other (4)	508	10

Net	8,159	757	8.9%	1.06x	10.3x	8,648	16.82

Life	15,003	1,093
Net debt (2)	(3,000)	(214)
Corp. other (4)	1,036	10

Net	13,039	889	6.6%	0.59x	8.7x	7,693	14.96

P&C + Life	21,197	1,645	7.5%	0.77x	9.9x	16,341	31.78

Diluted shares							514

Share price as of:	7-Feb-12						19.12

Upside							66%

(1)	Average of core earnings estimates by BAC, Barclays, JPM, UBS, CS & MS.
(2)	P&C net debt consists of $2.5bn gross debt and $300mm cash, Life net debt consists of $4.3bn gross debt and $1.3bn cash
(3)	Average P&C peer multiple for Hartford P&C. LNC multiple for Hartford Life.
(4)	Assumes Corporate excluding debt and cash is allocated 50/50 between P&C and Life. Assumes $528mm discount for Allianz jr. sub debt added back to Life Corporate.

3

In addition, our estimate of the value of a spin-off only reaches $32 per share, well below Hartford’s book value of $45 per share. This is due to the low multiple to book value at which we have estimated the Life Company would trade. We would hope that a newly incentivized Life management running a pure Life company would take steps to further improve the separately traded Life’s value. The table below shows a range of valuation outcomes based on various P/BV assumptions.

Potential Values Based on Different P/BV Multiples

	P&C P/BV
	0.90x	1.00x	1.10x	1.20x
0.40x	25.20	26.59	27.99	29.43
0.50x	27.42	28.85	30.29	31.73
0.60x	29.71	31.15	32.59	34.02
0.70x	32.01	33.45	34.86	36.25
0.80x	34.30	35.69	37.09	38.49

Upside Based on 7-Feb-12 Unaffected Share Price

	P&C P/BV
	0.90x	1.00x	1.10x	1.20x
0.40x	32%	39%	46%	54%
0.50x	43%	51%	58%	66%
0.60x	55%	63%	70%	78%
0.70x	67%	75%	82%	90%
0.80x	79%	87%	94%	101%

Lack of Research Coverage and Investor Interest

P&C analysts shun Hartford due to its complexity, resulting in a lack of research coverage and investor interest. For example, only 3 of 19 P&C analysts cover Hartford while 18 of the 19 cover Travelers and Chubb and 17 cover ACE.

P&C			Covers:
Inst. Investor Ranking	Analyst	Bank	Travelers	Chubb	ACE	Hartford
1)	Jay Cohen	BAC	✓	✓	✓	✓
2)	Jay Gelb	Barclays	✓	✓	✓	✓
3)	Matt Heimermann	JPM	✓	✓	✓	X
RU	Keith Walsh	Citi	✓	✓	✓	X
RU	Josh Shanker	DB	✓	✓	✓	X
RU	Brian Meredith	UBS	✓	✓	✓	X
	Vinay Misquith	Evercore	✓	✓	✓	X
	Michael Nannizzi	GS	✓	✓	✓	X
	Larry Greenberg	Janney Montgomery	✓	✓	✓	X
	Cliff Gallant	KBW	✓	✓	✓	X
	Alan Zimmermann	Macquarie	✓	✓	✓	X
	Greg Locraft	MS	✓	✓	✓	X
	Michael Grasher	Piper Jaffray	X	✓	✓	X
	Mark Dwelle	RBC	✓	✓	✓	X
	Paul Newsome	Sandler O’Neil	✓	✓	✓	X
	Josh Stirling	Sanford Bernstein	✓	✓	✓	X
	Dan Farrell	Sterne Agee	✓	X	X	X
	Michael Paisan	Stifel	✓	✓	✓	✓
	Adam Klauber	William Blair	✓	✓	X	X

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Few of the Life analysts who cover Hartford understand the P&C side of Hartford. Of the 15 Life analysts who cover Hartford, only 3 also cover its P&C peers.

Life			Covers:
Inst. Investor Ranking	Analyst	Bank	HIG	P&C
1)	Jimmy Bhullar	JPM	✓	X
2)	Andrew Kligerman	UBS	✓	X
3)	Tom Gallagher	CS	✓	X
RU	Suneet Kamath	Sanford Bernstein	✓	X
RU	Ed Spehar	BAC	✓	X
RU	Nigel Dally	MS	✓	X
	Alan Devlin	Altantic Equities	✓	✓
	Mark Finklestein	Evercore	✓	X
	Randy Binner	FBR	✓	✓
	Chris Giovanni	GS	✓	X
	Bob Glasspiegal	Janney Montgomery	✓	X
	Jeff Schuman	KBW	✓	X
	Eric Berg	RBC	✓	X
	Ed Shields	Sandler O’Neil	X	X
	John Nadel	Sterne Agee	✓	X
	John Hall	Wells Fargo	✓	✓

Many of the largest institutional investors in Hartford’s peers are significantly underweight Hartford, which suggests, among other things, the complexity makes the company un-investable, even at the current stock price.

Competitors have Already Realized Value of Separation

While multi-line insurers were common twenty years ago, almost all US multi-lines other than Hartford chose to separate P&C and Life in order to increase shareholder value, including Travelers, CNA, Lincoln, Aetna and CIGNA, as indicated by the table below.

Segment earnings		Historical			2011
	Date	P&C	Life	Health	P&C	Life	Health

Travelers (1)	2000	75%	25%	0%	100%	0%	0%

CNA	2002	59%	41%	0%	100%	0%	0%

Lincoln (2)	1996	40%	60%	0%	0%	100%	0%

Aetna	1994	8%	42%	50%	0%	8%	92%

Cigna	1996	20%	34%	46%	0%	18%	82%

(1)	Pro-forma combination of St. Paul and Citigroup’s insurance businesses
(2)	P&C includes reinsurance segment

5

Given the extreme undervaluation, poor share price performance, lack of P&C analyst interest and significant value creation, we believe it is incumbent on the Board to focus on implementing a plan to spin off the P&C business in the most efficient manner. This will immediately unlock the P&C value as it should trade at more than twice the multiple at which Hartford trades and be warmly welcomed by analysts and investors. Shareholders are entitled to expect the management and the Board to show leadership by moving beyond the current phase of identifying potential challenges to working actively to address them in a way that is accretive to shareholder value.

Challenges Can Be Readily Addressed

The most significant challenge to a spinoff that you have identified seems to be how to allocate the debt to balance the company’s credit ratings objectives with the delivery of greater shareholder value. Your slide suggests that there could be ratings pressure on the Life Company if it assumes more than approximately $2.3bn of debt (one-third of the $6.8bn of holding company debt). The slide also points out the risk that the P&C Company would need to consider potentially dilutive de-leveraging actions if it were allocated the remaining debt.

We believe, as do others, that your analysis understates the debt servicing capabilities of Life. If debt were allocated roughly in proportion to equity, approximately 40% to P&C and 60% to Life, $2.5bn could be allocated to P&C and the balance of $4.3bn of debt would be allocated to Life. P&C would have a debt-to-total capital ratio of 28% and Life’s ratio would be 24%. Both would be in line with Hartford’s 25% ratio today and well within “A” ratings leverage guidelines of 25-35% from S&P and 30-40% from Moody’s. They would also be in line with their peers: P&C peers are currently at 25%, and Lincoln National was at 25% before reclassifying $750mm of debt as a result of an AXXX securitization.

Nevertheless, if allocation of debt is your main concern, there are many ways to reduce leverage.

1)	The “challenges” slide made no mention of the $1.6bn of holding company cash. If P&C were to be allocated $300mm, life could be allocated $1.3bn. This would reduce Life net debt to $3.0bn. Alternatively, if Hartford Life would use $700mm to de-lever, Life gross debt would be reduced to $3.6bn and the cost of servicing that debt would still be covered 2.0x by the remaining $600m of cash (more than the 1.8x maintained by Lincoln National, Life’s closest peer).

2)	A spinoff would likely take 8 to 12 months or more to complete, so debt ratios would be measured off forward financials. By that time, capital, cash and Life dividend capacity should have increased by $400-800mm through retained earnings and other changes to capital.

3)	If you still see debt as the principal obstacle, we suggest you consider using the $400mm ear-marked for buybacks to pay down debt instead.

4)	At its investor day, Hartford disclosed that it is pursuing an AXXX solution. This could substantially increase dividend capacity and statutory capital. Lincoln reduced debt by $750mm in 2011 using a similar solution.

5)	Hartford recently separated several businesses into a run-off segment which it defined as non-core. If these businesses were sold, substantial amounts of capital will be freed up that can be used for deleveraging. For instance, the Institutional Annuity business could be sold in the current market for near book value, freeing up $1.0-1.5bn of capital.

6)	If you needed or wanted to reduce leverage further, there are several non-P&C businesses that could be sold for attractive valuations. Press reports suggested that buyers were prepared to pay $1.5bn for the mutual fund business until financing markets dried up in July 2011. With attractive financing again widely available and with higher run-rate earnings as a result of higher equity markets, this business could be sold or IPOd today for a valuation of $1.5 billion or more.

6

7)	There are also other businesses that could be sold between announcement and completion of the spinoff. Atlantic Equities suggests selling the Group business for estimated proceeds of $1.5bn, which would not only reduce debt but also increase shareholder value because it would be sold at higher multiples of book value and earnings than those at which Hartford trades today.

8)	There are also various potential internal restructuring steps Hartford could take to increase statutory capital and pre-approved dividend capacity. For instance, Life holds $1.3bn of alternative investments which attract a 19.5% capital charge of $257mm. If this portfolio were sold or redeemed, Life’s could dividend $1.1bn to its parent while still maintaining its current approximately 420% RBC ratio.

9)	There is ample time between announcement and completion of a spin-off to put in place arrangements that are common amongst Life’s peers to increase pre-approved cash flow to the parent such as surplus notes, service agreements with non-insurance subsidiaries and tax-sharing agreements.

10)	Many suggestions have been made that the US VA business should be put in runoff. Morgan Stanley estimates that this would result in $250mm of expense savings after tax and free up $853mm in capital. When SunLife of Canada put its US VA business in runoff in December 2011, it said this would lead to $170mm per year of expense reductions. In run-off, Moody’s only expects Sun Life US to maintain an RBC ratio in the range of 300 to 350%, which frees up substantial capital versus Hartford’s current 420% supporting new VA sales.

11)	As a last resort, Hartford could sell up to 19.9% of P&C, use the proceeds to pay down debt and still be able to do a simultaneous tax-free spinoff. This should not be dilutive because the P&C shares could be sold at a much higher multiple than that at which Hartford currently trades and debt would be decreased by an equal amount. This would raise $1.5bn if sold at 90% of book with $2.5bn of debt, and potentially considerably more based on capital structure and where peers are trading at the time.

In short there are many ways to structure a separation in order to free up cash, to reduce leverage and to accomplish the spinoff with little or no dilution to shareholders. You and your advisors can determine the most accretive ways to reduce leverage to accomplish a tax-free spinoff of P&C that creates the greatest shareholder value.

We strongly believe that any additional issues can be resolved favorably to effect a tax-free spinoff in a timely manner. Our analysis of Hartford’s bond covenants and intra-group guarantees shows that the Company has broad scope for various approaches to optimize the allocation of capital and debt. Similarly, a well-prepared approach to regulators and rating agencies should be able to address any questions and a well-structured plan should be viewed positively. While there may be small synergies in keeping the businesses together, the economic value of any synergies is immaterial relative to the value unlocked by a separation.

Spinoff Enhances Each Business’s Potential for Success

Each of the companies will be in a stronger position to make decisions that serve its discrete objectives. An independent Life company may decide to sharpen its focus and stop selling low-return, capital-intensive types of insurance and focus instead on faster-growing, less capital-intensive businesses such as mutual funds, retirement and group life. When Sun Life announced it would put US VA into runoff, the stock outperformed Hartford by 14% (Sun Life rose 8.4% on a day in which Hartford fell 5.5%). Analysts are increasingly calling on Hartford to follow suit, with Credit Suisse writing after the December investor day “we think putting [US VA] into run off is a no brainer, given the fact that net income ROE (which includes hedging costs) is zero and it is a drag on capital generation.” We expect an independent Life company would make logical economic decisions that would allow it to be valued at least equal to the Life insurance average of 0.8x book value.

7

P&C and Life are already of sufficient size to serve customers and attract and retain management. Both can remain on firm financial footing, as evidenced by Hartford’s recent stress test disclosures and announced share repurchase program. The additional capital that will be available to the companies as pure-play entities will also help assure that the companies can continue to improve and grow for the benefit of not only shareholders but policyholders, employees, agents and brokers and the greater Hartford community.

Many leading U.S. companies have announced 100% spinoffs of major divisions to create shareholder value, including McGraw Hill, Abbott Laboratories, Tyco, Kraft, Ralcorp, ConocoPhillips, Procter & Gamble, Marriott, Sara Lee and ITT. As William Stiritz, Chairman and CEO of Ralcorp, said on July 15, 2011 “We firmly believe the separation of Post Foods from Ralcorp by way of a tax-free spin-off will unlock significant value for our shareholders. As independent companies, both Ralcorp and Post Foods will be better positioned to focus on strategies specific to their particular businesses, thereby improving the opportunities to deliver increasing shareholder value.”

In summary, we believe a separation of Hartford into pure play Life and P&C companies would maximize shareholder value in both the short term and the long term and enable each company to focus solely on their own strategies, distribution channels and capital requirements. Management and the Board have an excellent opportunity to seize the initiative to adopt this plan, implement it proactively and unlock the shareholder value it will create.

We look forward to continuing to discuss these matters with you.

Sincerely,

John Paulson

Cc:

Robert B. Allardice, III	Trevor Fetter	Paul G. Kirk, Jr.	Kathryn Mikells

Michael G. Morris	Thomas A. Renyi	Charles B. Strauss	H. Patrick Swygert

8

PAULSON

& CO.

INC.

HARTFORD

Spin-Off of P&C Business Would

Increase Shareholder Value By 60%

Investment Management

1251 Avenue of the Americas

New York, NY 10020

Phone: (212) 956-2221 Fax: (212) 977-9505

www.paulsonco.com

CONFIDENTIAL

February 14, 2012

LEGAL DISCLAIMER

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities, and may not be relied upon in connection with any offer or sale of securities. This document should be read in conjunction with, and is qualified in its entirety by, information appearing in the Confidential Private Offering Memorandum (and a Limited Partnership Agreement for domestic partnerships), which should be carefully reviewed prior to investing. Certain statements included herein may constitute forward-looking statements, including, but not limited to, those identified by the expressions “expect”, “intend”, “will” and similar expressions to the extent they relate to the investment vehicles discussed herein. The forward-looking statements are not historical facts but reflect Paulson & Co’s current expectations regarding future results or events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Although Paulson & Co believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. Paulson & Co undertakes no obligation to update publicly or otherwise revise any forward-looking statement or information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

An investment in a hedge fund is speculative and involves a high degree of risk, which each investor must carefully consider. An investor in hedge funds could lose all or a substantial amount of his or her investment. Returns generated from an investment in a hedge fund may not adequately compensate investors for the business and financial risks assumed. While hedge funds are subject to market risks common to other types of investments, including market volatility, hedge funds employ certain trading techniques, such as the use of leveraging and other speculative investment practices that may increase the risk of investment loss. Products may involve above-average risk. Risks associated with hedge fund investments include, but are not limited to, the fact that hedge funds can be highly illiquid; they are not required to provide periodic pricing or valuation information to investors; they may involve complex tax structures and delays in distributing important tax information; they are not subject to the same regulatory requirements as mutual funds; they often charge higher fees and the high fees may offset the funds’ trading profits; they may have a limited operating history; they can have performance that is volatile; they may have a fund manager who has total trading authority over the fund and the use of a single adviser applying generally similar trading programs could mean a lack of diversification, and consequentially, higher risk; they may not have a secondary market for an investor’s interest in the fund and none may be expected to develop; they may have restrictions on transferring interests in the fund; and may effect a substantial portion of their trades on foreign exchanges.

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed.

This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

A SPIN-OFF OF THE P&C DIVISION CAN LEAD TO A 60% APPRECIATION IN HARTFORD’S STOCK PRICE

1. Hartford’s share price has dramatically underperformed peers

In 2011, Hartford’s stock declined 38% while P&C peers1 were up 14% and life peers2 were down 23%

2. Hartford trades at the lowest multiple to book value (0.44x) or earnings (5.7x) of any US insurance company

3. The low valuation is due to complexity of analyzing a combined P&C and Life company, which has resulted in a lack of research coverage and investor interest

4. The solution is to spin-off the P&C business to create two pure-play insurance companies – one in Life and one in P&C

5. This restructuring can lead to an estimated 60% appreciation in the stock price

(1) P&C Peers: TRV, CB & ACE

(2) Life Peers: LNC, PFG, MET & PRU

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

HARTFORD’S STOCK HAS DRAMATICALLY UNDERPERFORMED P&C PEERS BY 73% AND LIFE PEERS BY 21% SINCE RAISING NEW EQUITY CAPITAL TO MEET ITS STRESS TESTS

Since:

Mar 16

Last

Datapoint:

30 Dec 11

40%

30%

20%

10%

0%

(10%)

(20%)

(30%)

(40%)

(50%)

(60%)

(17)% Life

(38)% HIG

35% P&C

Mar-10

May-10

Jul-10

Sep-10

Nov-10

Jan-11

Mar-11

May-11

Jul-11

Sep-11

Nov-11

(1) Life Peers: LNC, PFG, MET & PRU (2) P&C Peers: TRV, CB & ACE

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

IN 2011, HARTFORD DRAMATICALLY UNDERPERFORMED BOTH LIFE AND P&C PEERS

20%

10%

0%

(10%)

(20%)

(30%)

(40%)

(50%)

Last

Datapoint:

30 Dec 11

14% P&C

(23)% Life

(38)% HIG

Jan-11

Mar-11

May-11

Jul-11

Sep-11

Nov-11

(1) Life Peers: LNC, PFG, MET & PRU

(2) P&C Peers: TRV, CB & ACE

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

HARTFORD TRADES AT 44% OF BOOK VALUE COMPARED TO 81% FOR LIFE PEERS AND 106% FOR P&C PEERS

1.40x 1.20x 1.00x 0.80x 0.60x 0.40x 0.20x 0.00x

0.44x 0.59x 0.78x 0.81x 0.91x 0.95x 0.96x 1.02x 1.06x 1.21x

HIG LNC MET

Life Avg.

PFG

PRU

TRV

ACE

P&C Avg.

CB

Life

P&C

(1) As of February 7, 2012.

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

HARTFORD TRADES AT A 24% DISCOUNT TO STATUTORY LIQUIDATION VALUE, THE LOWEST OF ANY PEER

	Price / Stat Liquidation Value
HIG	0.76x
AIG	1.03x
AMP	1.32x
PFG	1.53x
PL	1.68x
CNO	1.70x
MET	1.72x
PRU	1.86x
UNM	2.17x
SFG	2.49x
DFG	2.87x
LNC	4.00x
AFL	5.16x
TMK	7.63x

As of January 7, 2012
Hartford as of 3Q11, other companies as of 2Q11 from CS report dated 14 Sep 2011.

6

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. **This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.**

PAULSON & CO. INC.

OPERATING BOTH P&C AND LIFE RESULTS IN A LACK OF RESEARCH COVERAGE AND INVESTOR

INTEREST. OF THE 19 P&C ANALYSTS, ONLY 3 COVER HARTFORD AND ONLY 1 COVERS LIFE COMPANIES.

P&C

Inst. Investor Ranking Analyst

1) Jay Cohen

2) Jay Gelb

3) Matt Heimermann

RU Keith Walsh

RU Josh Shanker

RU Brian Meredith

Vinay Misquith

Michael Nannizzi

Larry Greenberg

Cliff Gallant

Amit Kumar

Greg Locraft

Michael Grasher

Mark Dwelle

Paul Newsome

Josh Stirling

Dan Farrell

Michael Paisan

Adam Klauber

Bank BAC Barclays JPM Citi DB UBS Evercore GS

Janney Montgomery KBW

Macquarie MS Piper Jaffray RBC Sandler O’Neil Sanford Bernstein Sterne Agee Stifel Wiilliam Blair

Cover: HIG Life

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

WHILE ONLY 3 OF 19 P&C ANALYSTS COVER HARTFORD, 18 COVER TRAVELERS, 18 COVER CHUBB, AND 17 COVER ACE

P&C			Covers:			
Inst. Investor Ranking	Analyst	Bank	Travelers	Chubb	ACE	Hartford
1)	Jay Cohen	BAC	✓	✓	✓	✓
2)	Jay Gelb	Barclays	✓	✓	✓	✓
3)	Matt Heimermann	JPM	✓	✓	✓	X
RU	Keith Walsh	Citi	✓	✓	✓	X
RU	Josh Shanker	DB	✓	✓	✓	X
RU	Brian Meredith	UBS	✓	✓	✓	X
	Vinay Misquith	Evercore	✓	✓	✓	X
	Michael Nannizzi	GS	✓	✓	✓	X
	Larry Greenberg	Janney Montgomery	✓	✓	✓	X
	Cliff Gallant	KBW	✓	✓	✓	X
	Alan Zimmermann	Macquarie	✓	✓	✓	X
	Greg Locraft	MS	✓	✓	✓	X
	Michael Grasher	Piper Jaffray	X	✓	✓	X
	Mark Dwelle	RBC	✓	✓	✓	X
	Paul Newsome	Sandler O'Neil	✓	✓	✓	X
	Josh Stirling	Sanford Bernstein	✓	✓	✓	X
	Dan Farrell	Sterne Agee	✓	X	X	X
	Michael Paisan	Stifel	✓	✓	✓	✓
	Adam Klauber	Wiilliam Blair	✓	✓	X	X

8

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. **This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.**

PAULSON & CO. INC.

P&C ANALYSTS ARE BULLISH ON THE P&C SECTOR. ACE HAS 15 BUY RECOMMENDATIONS, TRAVELERS HAS 13, CHUBB HAS 8. HARTFORD HAS ONLY 1.

Buy ratings:

ACE Travelers Chubb Hartford

15 13 8,1

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

FEW ANALYSTS UNDERSTAND THE WHOLE OF HARTFORD. OF THE 15 LIFE ANALYSTS WHO COVER HARTFORD , ONLY 3 ALSO COVER ITS P&C PEERS .

Life

Inst. Investor Ranking Analyst

1) Jimmy Bhullar

2) Andrew Kligerman

3) Tom Gallagher

RU Suneet Kamath

RU Ed Spehar RU Nigel Dally

Alan Devlin

Mark Finklestein

Randy Binner

Chris Giovanni

Bob Glasspiegal

Jeff Schuman

Eric Berg

Ed Shields

John Nadel

John Hall

Bank JPM UBS CS

Sanford Bernstein BAC

MS Citi

Altantic Equities Evercore FBR

GS

Janney Montgomery KBW

RBC

Sandler O’Neil Sterne Agee Wells Fargo

Covers: HIG P&C

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

THE SOLUTION

Split Into Two Pure-Play Companies: P&C and Life

Tax-Free Spinoff of 100% of P&C

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

IF P&C AND LIFE WERE SEPARATELY QUOTED, WE BELIEVE THAT THE TWO COMPANIES WOULD BE VALUED AT APPROXIMATELY $32, A 66% INCREASE

	4Q11 BV ex AOCI	2012 (1) Core Earnings	ROE	If-quoted P/BV (3)	Implied P/E	If-quoted value Total	If-quoted value Per share
P&C	9,851	841					
Net debt (2)	(2,200)	(94)					
Corp. other (4)	508	10					
Net	8,159	757	8.9%	1.06x	10.3x	8,648	16.82
Life	15,003	1,093					
Net debt (2)	(3,000)	(214)					
Corp. other (4)	1,036	10					
Net	13,039	889	6.6%	0.59x	8.7x	7,693	14.96
P&C + Life	21,197	1,645	7.5%	0.77x	9.9x	16,341	31.78
Diluted shares							514
Share price as of: 7-Feb-12							19.12
Upside							**66%**

(1) Average of core earnings estimates by BAC, Barclays, JPM, UBS, CS & MS.

(2) P&C net debt consists of $2.5bn gross debt and $300mm cash, Life net debt consists of $4.3bn gross debt and $1.3bn cash.

(3) Average P&C peer multiple for Hartford P&C. LNC multiple for Hartford Life.

(4) Assumes Corporate excluding debt and cash is allocated 50/50 between P&C and Life. Assumes $528mm discount for Allianz jr. sub debt added back to Life Corporate.

12

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. **This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.**

PAULSON & CO. INC.

WHILE MULTI-LINE INSURANCE COMPANIES WERE POPULAR IN THE PAST, NEARLY ALL LEADING U.S. INSURERS ARE NOW PURE-PLAYS

Segment earnings Historical 2011

Date P&C Life Health P&C Life Health Travelers (1) 2000 75% 25% 0% 100% 0% 0% CNA 2002 59% 41% 0% 100% 0% 0% Lincoln (2) 1996 40% 60% 0% 0% 100% 0% Aetna 1994 8% 42% 50% 0% 8% 92% Cigna 1996 20% 34% 46% 0% 18% 82%

(1) Pro-forma combination of St. Paul and Citigroup insurance businesses (2) P&C includes reinsurance segment

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

MANY FORTUNE 500 COMPANIES ARE SPINNING OFF 100% OF BUSINESS LINES TO CREATE SHAREHOLDER VALUE

Completed

Parent	Spinco	Spinco Market cap	Completion Date
Marathon Oil	Marathon Petroleum	15,562	Jun-11
Motorola	Motorola Mobility	11,866	Dec-10
Liberty Media	Liberty Interactive	11,063	Sep-11
Expedia	TripAdvisor	3,816	Dec-11
Williams Cos	WPX Energy	3,455	Jan-12
Cablevision	AMC Networks	3,050	Jun-11
Beam	Fortune Brands	3,025	Oct-11
General Growth	Howard Hughes	1,975	Nov-11
Northrup Grumman	Huntington Ingalls	1,784	Mar-11
Sunoco	SunCoke Energy	1,042	Jan-12
Marriott International	Marriott Vacations	758	Nov-11
Forest Oil	Lone Pine Resources	585	Sep-11

Announced

Parent	Spinco	Announcement Date
Abbott Laboratories	Research-based medicines	Oct-11
Tyco	ADT Home Security & Flow Control	Sep-11
Kraft	North American grocery business	Aug-11
L-3	Government Services	Jul-11
Ralcorp	Post Foods	Jul-11
ConocoPhillips	Refining & marketing business	Jul-11
Sears	Orchard Supply Hardware	Jun-11
Procter & Gamble	Pringles	Apr-11
Sara Lee	Beverage business	Jan-11

14

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. **This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.**

PAULSON & CO. INC.

THE OBJECTIVE IN ALL THESE SPIN-OFFS IS THE SAME, TO OPTIMIZE RETURNS TO SHAREHOLDERS

Ralcorp’s 100% Tax-Free Spinoff of Post Foods

We firmly believe the separation of Post Foods from Ralcorp by way of a tax-free spin-off will unlock significant value for our shareholders.

As independent companies, both Ralcorp and Post Foods will be better positioned to focus on strategies specific to their particular businesses, thereby improving the opportunities to deliver increasing shareholder value.

William Stiritz—Chairman of Ralcorp, 15 Jul 2011

Kraft’s 100% Tax-Free Spinoff of N. American Grocery Business

The company believes creating two public companies would offer a number of opportunities:

– Each business would focus on its distinct strategic priorities, with financial targets that best fit its own markets and unique opportunities.

– Each would be able to allocate resources and deploy capital in a manner consistent with its strategic priorities in order to optimize total returns to shareholders.

– Investors would be able to value the two companies based on their particular operational and financial characteristics and thus invest accordingly.

Press release, 4 Aug 2011

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

MANY ANALYSTS SEE SUBSTANTIAL VALUE IN A SEPARATION OF P&C AND VIABLE WAYS TO ACHIEVE IT

“We believe HIG’s P&C and life companies are worth more separately than together. If HIG’s valuation remains depressed, we expect HIG to reach a similar verdict over time, resulting in a potential spin-off of its P&C business.”

- Chris Giovanni-Goldman Sachs, 9 Jan 2012

“We believe there is a strong opportunity for management to unlock shareholder value by reevaluating the multi-line strategy, placing annuities into run-off, and selling off its remaining life insurance operations. If executed, we see a potential fair value in the range of $26-27, roughly 50% above the stock’s level.”

-Nigel Dally-Morgan Stanley, 1 Feb 2012

“We believe that a split of the life and P&C business would be viewed positively by investors. Based upon our sum-of-the-parts analysis, the company would likely be valued higher as two separate entities. Also, a successful sale of the asset management business would enhance capital flexibility and boost investor sentiment.”

-Jimmy Bhullar-JP Morgan, 27 Jan 2012

“ We view the break up scenario as a viable strategy” -Tom Gallagher-Credit Suisse, 8 Feb 2012

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

ECONOMIC VALUE OF ANY SYNERGIES IMMATERIAL IN RELATION TO VALUE UNLOCKED IN A SPINOFF

P&C

Synergies = 1% of premiums

Life

Commercial $675

Group Benefits $113

Life $235

Annuities $593

Personal $165

Mutual Funds $93

Retirement Plans $59

(1) Average of 2012 core earnings estimates by BAC, Barclays, JPM, UBS, CS & MS.

(2) Join sales efforts generated approximately $90mm of incremental premium in the first nine months of 2011,

1% of total written premiums of $4,694mm in P&C commercial and $3,078mm in group benefits .

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.

COVENANTS APPEAR TO ALLOW A 100% TAX-FREE SPIN-OFF OF THE P&C BUSINESS

“We will not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person.unless: the successor corporation expressly assumes our obligations relating to the notes”

“Substantially as an entirety” is generally understood to be 60% or more: P&C is less than half of Hartford on most measures(1)

LTM 30 Sep 11 2008 (2) 2007

PAULSON

& CO.

2011

P&C Life

Equity 38% 62%

Stat Capital 46% 54%

Assets 25% 75%

Core income 22% 78%

Net income 28% 72%

INC.

SOLUTION TO HARTFORD’S UNDERVALUATION: TAX-FREE SPIN-OFF OF 100% OF P&C

Shareholders

Existing Notes

HIG (Life)

NewCo (P&C)

NOTE: If there is a need to reduce Life’s debt, Life can use cash and/or sell assets to pay down debt, or Newco can issue new debt to repay a portion of Life’s debt.

All material is compiled from sources believed to be reliable, but accuracy cannot be guaranteed. The above represented are for illustrative purposes only. There is no guarantee that these securities will be held in the funds in the future. This material may not be distributed to other than the intended recipients. Unauthorized reproduction or distribution of all or any of this material is strictly prohibited.

PAULSON

& CO.

INC.